EXPENSE LIMITATION AGREEMENT

ALTMFX Trust
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

October 8, 2014

Brian Brooks
Rick Ecklord
Sandell Asset Management Corp
540 Madison Avenue, 36th Floor
New York, NY 10022

Dear Messrs. Brooks and Ecklord:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Sandell Asset Management Corp. (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Castlerigg Equity Event and Arbitrage Fund (the "Fund") do not exceed 1.60% and 1.85% for the Institutional Class and Investor Class, respectively, per annum (the "Expense Limitation") for the period from January 1, 2015 through April 29, 2016 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of ALTMFX Trust (the "Board"). This Agreement will automatically renew annually for a one-year term, unless either it has been otherwise amended or terminated by the Board or, at least 90 days' before the end of the current Limitation Period, the Adviser has provided written notice to the Board of its intent to terminate this Agreement. This Agreement will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

ALTMFX Trust,

By: /s/ Chris Koons
Chris Koons
Title: President

The foregoing Agreement is hereby accepted as of December 22, 2014.

Sandell Asset Management Corp.

By: /s/ Adam Hoffman
Adam Hoffman
Title: General Counsel

Signature page to the Expense Limitation Agreement